QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(2)(Z)

News Release

TSX, AMEX Symbol: NG

NovaGold Continues to Add Value, Shareholders Continue to Reject Barrick Offer

October 12, 2006—Vancouver, British Columbia—NovaGold Resources Inc. (TSX: NG, AMEX: NG) continues to forge ahead with its business plan to become a North American mid-tier gold and copper producer. The Company remains focused on its goals, despite a hostile bid by Barrick Gold Corporation (TSX, NYSE: ABX) that was today extended for the third time since it was announced in July.

"As our long-term shareholders know, NovaGold has always focused on shareholder value and has delivered a compound annual shareholder return of 70% over the past seven years," said Rick Van Nieuwenhuyse, President and CEO of NovaGold. "Holders of more than 99% of our shares continue to solidly reject Barrick's US$14.50 bid as wholly inadequate for NovaGold's world-class assets and production potential, and have given NovaGold management the mandate to continue to grow shareholder returns."

NovaGold has achieved several major milestones over the past few months, including the start of construction on its mine in Nome, Alaska; a significant update and retabulation of its gold, silver and copper resources; conversion of Inferred Resources to Measured and Indicated Resources at Galore Creek and Nome Gold based on 2005 drilling results; and completion of several key permitting steps at the Galore Creek copper-gold-silver project, with a Feasibility Study for the project scheduled for release later this quarter.

"NovaGold has made exceptional progress over the past year," said Peter Harris, Chief Operating Officer of NovaGold. "Even in the face of a hostile bid from Barrick, we have continued to build our experienced construction and operations teams and demonstrate the potential to deliver resource expansion through our exploration activities. We will continue to advance our substantial resources toward production, aiming to create shareholder value by achieving market revaluation as a gold producer in 2007."

Major Milestones Completed Since Barrick Announced Its Hostile Bid for NovaGold

August	• Received final permits for Rock Creek mine and initiated construction, with gold production expected to begin in May 2007.

• Increased Measured and Indicated Resource estimates for Galore Creek and Nome Operations based on substantial 2005 drilling and, for Donlin Creek, based on retabulation using updated economic parameters.(1)

• Completed acquisition of Coast Mountain Power, securing a run-of-river hydroelectric project to deliver "green" low-cost power to the Galore Creek project, demonstrating NovaGold's commitment to environmental sustainability.
September	• U.S. Federal Court concluded "genuine dispute" as to Barrick's ability to meet the conditions required to earn a 70% interest in Donlin Creek under the terms of the Mining Venture Agreement.
• Provided updated Galore Creek and Donlin Creek drilling results, showing potential for resource expansion and conversion of Inferred Resources to Measured and Indicated Resources.(2)
• Issued SRK Consulting (US), Inc.'s independent Preliminary Economic Assessment of the Donlin Creek project, confirming the economics of potentially one of the world's largest open-pit gold mines.(3)
October
• Completed the comprehensive public review and comment period of the permitting process at Galore Creek. Provincial regulators have indicated the permit process is on schedule, with the Environmental Assessment Certificate anticipated in the first quarter of 2007.
• Final Galore Creek Feasibility Study, prepared by Hatch Ltd., targeted for release later this quarter.

NovaGold also has a number of major milestones targeted over coming quarters that should add significantly to the Company's value.

Major Upcoming Milestones for Increased Shareholder Value

Q4 2006	• Galore Creek Feasibility Study scheduled for completion
• Completion of Donlin Creek and Galore Creek 2006 drilling programs
• Galore Creek Resource Update based on 35,000 meters of drilling in 2006
Q1 2007	• Donlin Creek resource update based on 80,000 meters of drilling in 2006
• Galore Creek Environmental Assessment Certificate expected to be issued
• Anticipate selection of financing partner for Galore Creek
Q2 2007	• Board decision to start construction at Galore Creek, upon receipt of permits
• Anticipated start of gold production at Rock Creek mine in Nome, Alaska
Q4 2007	• Barrick back-in deadline for Donlin Creek

Barrick's Bid Does Not Reflect NovaGold's True Value

Barrick's US$14.50 offer implies an enterprise value for NovaGold of US$31/oz of gold in Measured, Indicated and Inferred Resources, and US$56/oz of gold in Measured and Indicated Resources, with no value for NovaGold's substantial copper assets. If NovaGold were deemed to own 30% rather than 70% of Donlin Creek, Barrick's offer would place an enterprise value of US$49/oz of gold Measured, Indicated and Inferred Resources, and US$82/oz of gold Measured and Indicated Resources. By comparison, the last five comparable acquisitions of exploration/development-stage companies with projects from 2 to 5 years away from production and at gold prices of greater than US$500/oz averaged an enterprise value of US$118/oz of gold in Measured, Indicated and Inferred Resources, and US$258/oz of gold in Measured and Indicated Resources.(4)

Furthermore, Barrick's offer fails to assign any value to significant NovaGold assets, including:

  •
  Significant copper resources at Galore Creek.(1)

  •
  Increased gold-equivalent resources (gold + silver) since the Barrick bid, resulting from NovaGold's updated resource estimate for its Galore Creek and Nome Operations and its retabulated Donlin Creek resource estimate.(1)

  •
  In-pit Inferred Resources at Donlin Creek and Galore Creek.(1) Historic conversion rates for both projects have demonstrated over 80% conversion of targeted Inferred Resources to Measured and Indicated Resources.

  •
  The under-construction Rock Creek mine or the high-grade Ambler copper-zinc-silver gold project (in joint venture with Rio Tinto).

  •
  Additional resource expansion potential at Donlin and Galore.

As NovaGold continues to achieve its development milestones, moving the Company toward production at each of its projects, shareholders should see market revaluation toward that of other producing companies. At the time Barrick announced its offer, comparable production-stage companies averaged a trading value of nearly US$150/oz of resources, and comparable feasibility-stage companies were valued at an average of more than $100/oz of resources. Completion of the Feasibility Study at Galore Creek is targeted for this quarter, and production is targeted at Rock Creek mine for the second quarter of 2007.

"This is an exciting time for the Company, and we are working on many fronts to deliver enhanced shareholder value. What Barrick has failed to recognize is that NovaGold shareholders will compare any offer to purchase the Company against the value inherent in the Company's assets, and its potential future value as a low-cost gold and copper producer," Van Nieuwenhuyse continued. "NovaGold represents exceptional investment value, and our shareholders recognize that opportunity. We have received tremendous support from our shareholders, and we intend to reward that support by continuing to deliver outstanding shareholder returns."

About Barrick's Extended Unsolicited Take-Over Bid for NovaGold

Barrick's hostile take-over bid has been extended for a third time to 9:00 pm Toronto time on October 24, 2006, with no increase to the original offer price of US$14.50. NovaGold's shares have continued to consistently trade well above the Barrick bid price, and closed yesterday on AMEX at US$15.67 per share. Shareholders who wish to withdraw their tendered shares can contact Innisfree M&A Incorporated for assistance. Innisfree's numbers are listed at the end of this release in the "Contacts" section.

On August 14, 2006 NovaGold filed its Directors' Circular and its recommendation statement in which the NovaGold Board of Directors recommended that shareholders reject the August 4, 2006 hostile offer from Barrick Gold Corporation (NYSE, TSX: ABX). The Circular describes the reasons for the Board's recommendation that shareholders reject the Barrick Offer. Investors and shareholders are strongly advised to read the Directors' Circular and recommendation statement, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors' Circular at www.sedar.com or the recommendation statement from the United States Securities and Exchange Commission at www.sec.gov. Free copies of these documents can also be obtained by directing a request to NovaGold at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227, Attn: Corporate Secretary. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

About NovaGold

NovaGold is one of the fastest growing gold and copper companies in the industry. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, two of the world's largest gold and copper deposits. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Footnotes

(1)
See NovaGold's August 24, August 31 and September 25, 2006 press releases for details on the resource estimates, and refer to NovaGold's Resource Estimate spreadsheet for details on the technical reports for each project. All resource calculations assume a 70% interest in Donlin Creek. All documents are available on NovaGold's website at www.novagold.net. See "Cautionary Note Regarding Resource Estimates".

(2)
See NovaGold's September 6 and September 26, 2006 press releases for details on the drilling results, and refer to NovaGold's Resource Estimate spreadsheet for details on the technical reports for each project. All resource calculations assume a 70% interest in Donlin Creek. All documents are available on NovaGold's website at www.novagold.net. See "Cautionary Note Regarding Resource Estimates".

(3)
The SRK study is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would allow them to be categorized as mineral reserves, and there is no certainty that the conclusions reached in this Preliminary Economic Assessment will be realized. See NovaGold's September 25, 2006 press release for a summary of SRK's Preliminary Economic Assessment of the Donlin Creek project. The complete Preliminary Economic Assessment can be viewed on SEDAR at www.sedar.com. All resource calculations assume at 70% interest in Donlin Creek. See "Cautionary Note Regarding Resource Estimates".

(4)
These values are considered enterprise values, calculated as the aggregate equity price offered by Barrick, plus debt, less cash. These figures do not include any historical resources from Ambler, Shotgun or Saddle. These enterprise value calculations are disclosed solely as a metric to broadly contrast the Barrick Offer to comparable transactions in the context of NovaGold's significant resource base. Enterprise value is not a category or measure prescribed by NI 43-101 or Canadian GAAP, and enterprise value as calculated by NovaGold may differ from calculations of enterprise value by other issuers or industry analysts. Enterprise value calculations should not be interpreted as suggesting that mineral resources have economic viability or that Inferred Resources will ever be upgraded to a higher category of resource. See "Cautionary Note Concerning Resource Estimates".

Cautionary Note Concerning Forward-Looking Statements

This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding future developments in Barrick's tender offer for all of the outstanding shares of NovaGold's capital stock; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; and NovaGold's future operating or financial performance and future share prices, are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold's expectations include uncertainties involved in litigation, including litigation concerning Barrick and the Donlin Creek property; uncertainties arising out of Barrick's management of the Donlin Creek property and disagreements with Barrick with respect thereto; uncertainties about the conduct of Barrick's tender offer, including any future modifications to the terms of Barrick's tender offer; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs and uncertainty of meeting anticipated program milestones; and other risks and uncertainties disclosed under the heading "Caution Regarding Forward-Looking Statements" in NovaGold's Directors' Circular and under the heading "Risk Factors" and elsewhere in NovaGold's Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, and NovaGold's annual report on Form 40-F filed with the United States Securities and Exchange Commission.

Cautionary Note Concerning Resource Estimates

This press release and NovaGold's Directors' Circular uses the terms "resources", "measured resources", "indicated resources" and "inferred resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred Resources are in addition to Measured and Indicated Resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this press release and NovaGold's Directors' Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. Enterprise value calculations are disclosed solely as a metric to broadly contrast the Barrick offer to comparable transactions in the context of NovaGold's significant resource base. Enterprise value is not a category or measure prescribed by NI 43-101 or Canadian or U.S. GAAP, and enterprise value as calculated by NovaGold may differ from calculations of enterprise value by other issuers or industry analysts. Enterprise value calculations should not be interpreted as suggesting that mineral resources have economic viability or that inferred resources will ever be upgraded to a higher category of resource.

# # #

Contacts

Investors:

Greg Johnson
Vice President, Corporate Communications and
Strategic Development
(604) 669-6227 or 1-866-669-6227

Don MacDonald, CA
Senior Vice President & CFO
(604) 669-6227 or 1-866-669-6227

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833	Media: John Lute / Peter Aterman Lute and Company (416) 929-5883 Matt Sherman / Jamie Moser Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449

QuickLinks

  Exhibit (a)(2)(Z)
News Release
NovaGold Continues to Add Value, Shareholders Continue to Reject Barrick Offer